UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 01-10537

Nuevo Energy Company

(Exact name of registrant as specified in its charter)

1021 Main Street, Suite 2100, Houston, Texas 77002, (713) 652-0706

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 3/8% Senior Subordinated Notes due 2010

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certificate or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 Nuevo Energy Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2004	By:	/s/ John F. Wombwell
	Name:	John F. Wombwell
	Title:	Executive Vice President, General Counsel and Secretary of Nuevo Energy Company